EXHIBIT 2

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM FINANCIAL INFORMATION
(UNAUDITED)
MARCH 31, 2015

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM FINANCIAL INFORMATION
(UNAUDITED)
MARCH 31, 2015

TABLE OF CONTENTS

Page
UNAUDITED FINANCIAL STATEMENTS AS OF MARCH 31, 2015 - IN U.S. DOLLARS:
Condensed interim statements of comprehensive income (loss)	2
Condensed interim statements of financial position	3
Condensed interim statements of changes in equity	4
Condensed interim statements of cash flows	5
Notes to the condensed interim financial statements	6-9

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended March 31,
	2015	2014
	U.S. dollars in thousands

REVENUES:
Licensing revenue	-	7,000
Other revenue	1	5
TOTAL REVENUES	1	7,005
COST OF REVENUE	-	1,050
RESEARCH AND DEVELOPMENT EXPENSES, net	3,829	1,736
GENERAL AND ADMINISTRATIVE EXPENSES	927	1,027
OTHER INCOME	-	100
OPERATING INCOME (LOSS)	(4,755)	3,292
FINANCIAL INCOME	286	89
FINANCIAL EXPENSES	173	4
FINANCIAL INCOME, net	113	85
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(4,642)	3,377

EARNINGS (LOSS) PER ORDINARY SHARE, (U.S. dollars):
Basic	(0.05)	0.04
Diluted	(0.05)	0.04

The accompanying notes are an integral part of these condensed financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	March 31, 2015	December 31, 2014
	U.S. dollars in thousands

CURRENT ASSETS
Cash and cash equivalents	8,474	5,892
Bank deposits	24,058	17,053
Prepaid expenses and receivables	2,368	3,074
	34,900	26,019
NON-CURRENT ASSETS
Bank deposits	75	76
Fixed assets	139	146
Intangible assets	6,115	2,615
	6,329	2,837
T O T A L ASSETS	41,229	28,856

CURRENT LIABILITIES
Accounts payable and accrued expenses	1,963	1,720
Intangible assets payable, see note 3	3,500	-
	5,463	1,720

NON-CURRENT LIABILITIES
Derivative financial instruments	1,877
T O T A L LIABILITIES	7,340	3,845

EQUITY:		2,125
Ordinary shares	271	240
Additional paid-in capital	79,099	65,461
Warrants	1,057	1,528
Accumulated deficit	(46,538)	(42,218)
T O T A L EQUITY	33,889	25,011
T O T A L LIABILITIES AND EQUITY	41,229	28,856

The accompanying notes are an integral part of these condensed financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Ordinary shares	Additional paid-in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2015	240	65,461	1,528	(42,218)	25,011
CHANGES IN THE THREE MONTHS PERIOD ENDED MARCH 31, 2015:
Share-based compensation to employees and service providers	-	-	-	322	322
Issuance of ordinary shares, net of expenses	31	13,167	-	-	13,198
Warrants expiration	-	471	(471)	-	-
Comprehensive loss	-	-	-	(4,642)	(4,642)
BALANCE AT MARCH 31, 2015	271	79,099	1,057	(46,538)	33,889

BALANCE AT JANUARY 1, 2014	174	43,144	1,867	(33,260)	11,925
CHANGES IN THE THREE MONTHS PERIOD ENDED MARCH 31, 2014:
Share-based compensation to employees and service providers	-	-	-	245	245
Exercise of options and warrants into ordinary shares	10	5,093	(639)	-	4,464
Issuance of ordinary shares and warrants, net of expenses	55	15,927	1,057	-	17,039
Warrants expiration	-	694	(694)	-	-
Comprehensive income	-	-	-	3,377	3,377
BALANCE AT MARCH 31, 2014	239	64,858	1,591	(29,638)	37,050

The accompanying notes are an integral part of these condensed financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31,
	2015	2014
	U.S. dollars in thousands

OPERATING ACTIVITIES:
Comprehensive income (loss)	(4,642)	3,377
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	322	245
Depreciation	9	7
Cost of out-licensing of intangible assets	-	50
Fair value gains on derivative financial instruments	(248)	(16)
Fair value gains on financial assets at fair value through profit or loss	-	1
Revaluation of bank deposits	(4)	2
Exchange differences relating to cash and cash equivalents	167	(84)
	246	205
Changes in assets and liability items:
Decrease (increase) in prepaid expenses and receivables	706	(716)
Increase (decrease) in accounts payable and accrued expenses	318	(1,190)
	1,024	(1,906)
Net cash provided by (used in) operating activities	(3,372)	1,676
INVESTING ACTIVITIES:
Purchase of fixed assets	(2)	(25)
Purchase of intangible assets	(75)	-
Change in investment in current bank deposits	(7,000)	-
Net cash used in investing activities	(7,077)	(25)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, warrants and derivative financial instruments, net of expenses	13,198	19,364
Exercise of warrants and options into ordinary shares, net of expenses	-	4,464
Net cash provided by financing activities	13,198	23,828
INCREASE IN CASH AND CASH EQUIVALENTS	2,749	25,479
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(167)	84
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,892	11,851
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,474	37,414
Supplementary information on interest received in cash	26	6
Supplementary information on investing activities not involving cash flows - Purchase of intangible assets	3,500	-

The accompanying notes are an integral part of these condensed financial statements.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - GENERAL:

a.	General

RedHill Biopharma Ltd. (the “Company”) was incorporated in Israel on August 3, 2009 and is active in the pharmaceutical industry. The Company is focused primarily on the development and acquisition of late clinical-stage, proprietary therapeutic candidates for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers (the "Therapeutic Candidates"). Additionally, the Company's strategy is to commercialize these Therapeutic Candidates, possibly through cooperation with other pharmaceutical and biotechnology companies, and to acquire rights to additional therapeutic candidates.

In February 2011, the Company listed its securities on the Tel-Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since then. Since December 2012, the Company's American Depositary Shares (“ADSs”) have been listed on the NASDAQ Capital Market (“NASDAQ”), each representing ten ordinary shares.

The Company's registered address is at 21 Ha'arba'a St, Tel-Aviv, Israel.

The Company is engaged in the research and development of most of its Therapeutic candidates and to date has out-licensed only one of its Therapeutic Candidates. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. Through March 31, 2015, the Company has an accumulated deficit and its activities have been funded through public and private offerings of the Company's securities.

The Company plans to further fund its future operations through commercialization of its Therapeutic Candidates, out-licensing certain programs and raising additional capital. The Company's current cash resources are not sufficient to complete the research and development of all of the Company's therapeutic candidates. Management expects that the Company will incur more losses as it continues to focus its resources on advancing its Therapeutic Candidates based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

If the Company is unable to commercialize or further out-license its remaining Therapeutic Candidates or obtain future financing, the Company may decide to delay, reduce the scope of, or eliminate one or more of its research, development programs or commercialization related to the Therapeutic Candidates, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

b.	Approval of the condensed interim financial statements

These condensed interim financial statements were approved by the Board of Directors on April 29, 2015.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED INTERIM FINANCIAL STATEMENTS:

a.
The Company's condensed interim financial statements for the three months ended March 31, 2015 and 2014 (the "Condensed Interim Financial Statements") have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Interim Financial Statements, which are unaudited, do not include all disclosures necessary for a complete statement of financial position, results of operations, and cash flow in conformity with generally accepted accounting principles. The Condensed Interim Financial Statements should be read in conjunction with the annual financial statements as of December 31, 2014 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The accounting policies applied in the preparation of the Condensed Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2014.

b.	New IFRSs not yet in effect, and which the Company did not elect to adopt early, were listed in the 2014 annual financial statements.

NOTE 3 - AGREEMENT TO PURCHASE INTELLECTUAL PROPERTY:

On March 30, 2015 the Company entered into an agreement with a U.S.-based private company that granted the Company the exclusive worldwide development and commercialization rights for all indications to a therapeutic candidate targeting multiple inflammatory-GI and oncology disease indications. Under the terms of the agreement, the Company undertook to pay the U.S. company an upfront payment in the amount of $1.5 million and an additional amount of $2 million which will be paid on the earlier of (i) a specific date and (ii) reaching a specific development milestone. In addition, the Company undertook to pay up to $2 million in potential development milestone payments, and potential tiered royalties starting in the low double-digits. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. As of March 31, 2015, the Company recognized an amount of $3.5 million as a current liability. In April 2015, the Company paid the U.S. company the initial amount of $1.3 million.

NOTE 4 - EQUITY:

a.
In February 2015, the Company completed an underwritten public offering in the U.S. of an aggregate of 1,150,000 ADSs at a price of $12.50 per ADS for gross proceeds to the Company of $14.4 million before underwriting discounts and commissions and other offering expenses. Net proceeds to the Company from the offering, following discounts, commissions and expenses amounting to $1.2 million, were approximately $13.2 million.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)
(Unaudited)
NOTE 4 – EQUITY (continued):

As a result of the offering, the Price Protection Right as defined in the annual financial statements as of December 31, 2014, provided by the Company to investors who participated in the January 2014 private placement, is no longer valid. The change in the fair value of the Price Protection Right of $542 thousand was recognized as financial income in the statement of comprehensive loss.

b.	In January 2015, 2,558,440 unexercised warrants, issued by the Company in January 2013, expired along with any right or claim whatsoever of the holders.

NOTE 5 - FINANCIAL INSTRUMENTS:

a.
As of March 31, 2015 and December 31, 2014, the financial instruments of the Company presented at fair value are derivative financial instruments in the amounts of $1,877 thousand and $2,125 thousand, respectively. Those instruments are classified as level 3.

The following table presents the change in instruments measured at level 3 for the period ended March 31, 2015 and 2014:

	Three months ended March 31
	2015	2014
	Derivative financial instruments
	U.S. dollars in thousands
Balance at beginning of the period	2,125	-
Proceeds received during the period	-	2,325
Amounts recognized in profit or loss	(248)	(1,100)
Balance at the end of the period	1,877	1,225

The fair value of the above-mentioned derivative financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the Price Protection Right is computed using a common valuation model, which takes into account specific scenarios. The fair value of the warrants as of March 31, 2015, is based on the price of an ordinary share on March 31, 2015 and based on the following key parameters: risk-free interest rate of 0.49% and an average standard deviation of 46.62%. The fair value of the warrants and Price Protection Right as of December 31, 2014, was computed based on the price of an ordinary share on December 31, 2014 and based on the following key parameters: risk-free interest rate of 0.12% - 0.7% and an average standard deviation of 44.92% - 61.70%.

b.	The carrying amount of cash and cash equivalents, current and non-current bank deposits, receivables and account payables and accrued expenses approximate their fair values.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)
(Unaudited)
NOTE 6 – EARNINGS (LOSS) PER ORDINARY SHARE:

a.	Basic

The basic earnings (loss) per share is calculated by dividing the income (loss) by the weighted average number of ordinary shares in issue during the period.

	Three months ended March 31
	2015	2014
Income (loss) (U.S. dollars in thousands)	(4,642)	3,377
Weighted average number of ordinary shares outstanding during the period (in thousands)	93,678	82,688
Basic earnings (loss) per share (U.S. dollars)	(0.05)	0.04

b.	Diluted

The diluted loss per share for the three months period ended March 31, 2015 is identical to the basic loss per share since the effect of potential dilutive shares is anti-dilutive.

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares, which is calculated using the treasury method. The Company has two categories of dilutive potential ordinary shares: warrants issued to investors and options issued to employees and service providers.

	Three months ended March 31
	2015	2014
Income (loss) (U.S. dollars in thousands)	(4,642)	3,377
Adjustment for financial income of warrants	-	169
Income (loss) used to determine diluted earnings (loss) per share	(4,642)	3,546
Weighted average number of ordinary shares outstanding during the period (in thousands)	93,678	82,688
Adjustment for:
Warrants	-	667
Options	-	7,622
Weighted average number of ordinary shares for diluted earnings (loss) per share (in thousands)	93,678	90,977
Diluted earnings (loss) per share (U.S. dollars)	(0.05)	0.04